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                                                                     Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                                     [LOGO]
                   CHINA EASTERN AIRLINES CORPORATION LIMITED


               (A joint stock limited company incorporated in the People's Republic of China with limited liability)

                                  ANNOUNCEMENT

A meeting of the board of directors of the Company was held on 25th August, 2003, and the board hereby announces the resolutions passed at that meeting.

This announcement is made by China Eastern Airlines Corporation Limited (the "COMPANY") pursuant to the disclosure requirement under paragraph 2(2) of the listing agreement entered into between the Company and The Stock Exchange of Hong Kong Limited.

The board of directors of the Company (the "BOARD") hereby announces that a meeting of the Board was held on 25th August, 2003, at which the following resolutions were passed:

1. The Company's interim report for the six months ended 30th June, 2003 was approved, and its 2003 interim results' announcement was approved for publication.

2. Certain changes in the composition of the Company's audit committee were approved. The Company's audit committee now consists of three members, namely, Mr. Xie Rong (an independent non-executive director of the Company), Mr. Hu Honggao (an independent non-executive director of the Company) and Mr. Cao Jianxiong (a non-executive director of the Company), with Mr. Xie Rong being appointed as chairman of the committee.

3. The following two transactions proposed to be carried out by the Company were approved:

   (i) A joint venture company is proposed to be established between the Company and its controlling shareholder, China Eastern Air Holding Company ("CEA HOLDING"). This joint venture company is proposed to be named "(CHINESE NAME)" with a proposed registered capital of RMB350 million, which is proposed to be owned as to 45% by the Company. The Company proposes to make its capital contribution partly by way of cash and partly by way of asset injection.

   (ii) Another joint venture company is proposed to be established between the Company and CEA Holding. This joint venture company is proposed to be named "(CHINESE NAME)" with a registered capital of RMB160 million, which is proposed to be owned as to approximately 15.6% by the Company. The Company proposes to make its capital contribution by way of asset injection.

   The two proposed transactions described above, if and when effected, are expected to constitute connected transactions of the Company for the purpose of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). The Board hereby emphasizes that no agreement has been signed in respect of these transactions, and details as to when, and the principal terms (save as those described above) upon which, such transactions would be implemented are yet to be considered and finalised. If and when the Company carries out any of these transactions, the Company will ensure any applicable regulatory requirement under the Listing Rules will be complied with.

                                                      By Order of the Board
                                                      CHINA EASTERN AIRLINES
                                                        CORPORATION LIMITED
                                                            LUO ZHUPING
                                                         Company Secretary

Shanghai, the People's Republic of China
25th August, 2003


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